Mail Stop 3233

                                                                 July 31, 2018


     Via Email
     Mr. Deric Eubanks
     Chief Financial Officer
     Braemar Hotels & Resorts Inc.
     14185 Dallas Parkway, Suite 1100
     Dallas, TX 75254

            Re:    Braemar Hotels & Resorts Inc.
                   Form 10-K
                   Filed March 14, 2018
                   File No. 001-35972

     Dear Mr. Eubanks:

            We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

            Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments.

     Note 17. 5.50% Series B Cumulative Convertible Preferred Stock, page 133

     1. Please tell us and elaborate in future filings upon the cash redemption features of the
            Series B Preferred Stock. In addition, include the Series B Preferred Stock within the
            Consolidated Statements of Equity in future filings.

     Note 21. Related Party Transactions, page 138

     2. Please explain why a credit of $1.7 million was recorded for equity based compensation in the 2017 advisory services fee.

             We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Deric Eubanks
Braemar Hotels & Resorts Inc.
July 31, 2018
Page 2


       You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3629 with any questions.


                                                        Sincerely,

                                                        /s/ Kevin Woody

                                                        Kevin Woody
                                                        Branch Chief
                                                        Office of Real Estate
and
                                                        Commodities